OPERATING AGREEMENT
FOR
PAINTERLAND SISTERS LLC
A Pennsylvania Limited Liability Company

THIS OPERATING AGREEMENT is made as of _____November 5th_____, 2020, by and between Stephanie Painter ("**Stephanie**"), and Hayley Painter ("**Hayley**").

BACKGROUND

The above referenced individuals are the members of Painterland Sisters LLC, a Pennsylvania limited liability company, and have agreed to conduct business and govern the limited liability company's affairs in accordance with the terms of this Agreement.

AGREEMENT

Therefore, each intending to be legally bound hereby, the parties agree as follows:

ARTICLE I
PRELIMINARY PROVISIONS

1.1   <u>Definition</u>. As used in this Agreement, the following terms have the following meanings:

"**Acceptance Notice**" has the meaning set forth in Section 6.9.

"**Act**" means the Pennsylvania Uniform Limited Liability Company Act of 2016, 15 Pa. C.S. §8811 et seq., and any successor statute, as amended from time to time.

"**Affected Member**" means a Member with respect to whom an Option Event has occurred.

"**Agreement**" means this Operating Agreement and any future amendments hereof.

"**Attachment**" means any levy, execution, attachment, garnishment or other judicial process of any kind upon a Membership Interest in any jurisdiction.

"**Bankruptcy**" means the inability of a Person generally to pay his debts as they become due, an admission in writing by such Person of his inability to pay its debts generally or a general assignment for the benefit of creditors, the filing of any petition or answer by a Person seeking to adjudicate himself a bankrupt or insolvent or seeking for himself any liquidation, winding-up, reorganization, arrangement, adjustment, protection, release, or composition of his debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors or seeking, consenting to, or acquiescing in the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for such Person or for any substantial part of his property, whether voluntary or involuntary.

"**Capital Account**" has the meaning set forth in Section 3.4.

"**Certificate**" means the Company's Certificate of Organization filed with the Pennsylvania Department of State, as amended from time to time.

"**Closing**" has the meaning set forth in Section 6.8(a).

"**Code**" means the Internal Revenue Code of 1986, as amended from time to time, and any applicable provisions of any successor law.

"**Company**" means Painterland Sisters LLC, a Pennsylvania limited liability company.

"**Dissolution Event**" has the meaning set forth in Section 7.1.

"**Involuntary Transfer**" means the transfer of title to a Membership Interest by operation of law, other than by reason of the death of the Member, to any other Person, such as, but not limited to, a spouse or former spouse pursuant to a decree of equitable distribution of marital property or the guardian or conservator of an incompetent or incapacitated Member.

"**Joinder**" means a joinder to this Agreement in the form of Exhibit A.

"**Member**" means each Person who executes this Agreement as of the date hereof and each Person hereafter admitted as a member of the Company as provided in this Agreement, for as long as such Person continues to have a Membership Interest in the Company.

"**Member Tax Liability Act**" has the meaning set forth in Section 3.11.

"**Membership Interest**" means, with respect to each Member, his entire ownership interest in the Company at any time, including, to the extent specified herein and granted by the Act, his interests in the income, gain, loss, deduction and credits of the Company and the rights to distributions (liquidating or otherwise) from the Company and participation in the management of the Company, all in accordance with the provisions of this Agreement and the Act, and which is quantified and expressed by reference to his Ownership Percentage.

"**Option Event**" has the meaning set forth in Section 6.3.

"**Ownership Percentage**" means, with respect to each Member, his Membership Interest, quantified and expressed as a percentage of all outstanding Membership Interests of the Company.

"**Permitted Transferee**" means, with respect to a Member, that Member's spouse, children, lineal descendants, siblings, or a trust, family partnership or similar estate planning entity, all of the beneficiaries, partners or owners of which are Permitted Transferees.

"**Person**" means an individual, partnership, joint venture, corporation, association, joint stock company, limited liability company, unincorporated organization, trust, or any other entity.

"**Proportionate Share**" means, with respect to any Member, the portion that Member's Ownership Percentage bears to the total Ownership Percentages of all other referenced Members.

"**Purchase Price**" has the meaning set forth in Section 6.7.

"**Purchaser**" means a Person or, collectively, Persons purchasing all or any portion of a Membership Interest pursuant to the provisions of Article VI.

"**Regulations**" means the United States Treasury Income Tax Regulations, as amended or supplemented from time to time.

"**Remaining Members**" means all of the Members other than a Member with respect to whom an Option Event has occurred.

"**Seller**" means a Person obligated to sell a Membership Interest pursuant to the provisions of Article VI.

"**Tax Payment Loan**" has the meaning set forth in Section 3.11.

"**Transferable Interest**" has the meaning specified in §8812 of the Act or any successor provision of the Act.

1.2   <u>Construction</u>. Whenever the context requires, the gender of all words used in this Agreement includes the masculine, feminine and neuter. All references to Articles, Sections and Subsections refer to Articles, Sections and Subsections of this Agreement and all references to Exhibits are to exhibits attached hereto, each of which is incorporated herein by reference.

1.3   <u>Governing Law</u>. This Agreement shall be construed under and governed by the laws of the Commonwealth of Pennsylvania, without reference to its choice of law provisions.

1.4   <u>Headings</u>. The headings to the Articles, Sections and Subsections of this Agreement are inserted only for convenience of reference and are not intended, nor shall they be construed, to be a part of, or to affect the meaning or interpretation of, this Agreement.

ARTICLE II
ORGANIZATION

2.1   <u>Formation of Company</u>. The Members hereby associate themselves as members of the Company pursuant to the Act for the purposes specified herein. The Members acknowledge that the Certificate was filed with the Pennsylvania Department of State. The Members intend that this Agreement shall constitute the operating agreement for the Company, as that term is used and defined in the Act.

2.2   <u>Purpose</u>. The purpose of the Company is to stimulate economic activity and provide employment opportunities in an economically depressed geographic region, and the engagement in any other lawful business agreed upon by the Members.

2.3   <u>Registered Office</u>. The registered office of the Company shall be located at 27 Lititz Run Road, Lititz, Pennsylvania, or such other office (which need not be a place of business of the Company) as the Members may designate from time to time. The Company may have such other offices and places of business as the Members may designate from time to time.

2.4   Tax Characterization. The Members intend that the Company shall be taxed as a partnership for Federal and, to the extent permitted, state tax purposes. The Members do not intend that the Company be a partnership or joint venture for any state law purposes or any other purposes and this Agreement shall not be construed to produce a contrary result.

ARTICLE III
FINANCIAL AND TAX MATTERS

3.1   Capital Contributions and Ownership Percentages. The Members have made capital contributions to the Company and each holds a Membership Interest in the Company, with its respective Ownership Percentage, as the same may change from time to time. The Members' respective Ownership Percentages are not necessarily proportional to, or reflected by, the Capital Accounts maintained pursuant to Section 3.4. The initial Ownership Percentages of the Members are the following:

Members	Ownership Percentages
Stephanie Painter	50%
Hayley Painter	50%

3.2   New Members. The Members may admit new Members to the Company upon the purchase and/or transfer of all or a portion of a Member's Membership Interest, if permitted hereunder, and/or the contribution of such capital from the new Member or Members as the Members deem appropriate and in the best interests of the Company. A new Member's admission to the Company shall be effective as of the date upon which he or she has (i) executed and delivered counterparts of a Joinder and (ii) paid or committed to pay (in form satisfactory to the Company) in full any required capital contribution.

3.3   Register of Membership Interests. The Members' Membership Interests are uncertificated. The Members shall maintain at the Company's registered office or principal place of business a true and correct register of the Membership Interests outstanding and their respective Ownership Percentages, as the same may change from time to time. Any failure to record any change in Membership Interests and/or Ownership Percentages in the register shall not affect the validity of the change.

3.4   Capital Accounts. The Company shall establish and maintain a capital account for each Member (each a "**Capital Account**"). The Capital Account for each Member shall be credited with the Member's capital contributions and his share of the Company's profits, shall be debited by distributions to the Member and his share of the Company's losses, and shall be maintained for each Member in accordance with §704 of the Code and the provisions of §1.704-1(b)(2)(iv) of the Regulations and all successor provisions of the Code and the Regulations, all of which are expressly incorporated by reference herein. The Members' Capital Accounts shall be adjusted as permitted under §1.704-1(b)(2)(iv)(f) of the Regulations to reflect any applicable revaluation of the Company's assets, as determined by the Members, upon (i) the contribution of capital by a newly admitted Member, (ii) the distribution of funds to a former or continuing Member in consideration of the purchase of all or a portion of his Membership Interest, or (iii) the dissolution of the Company. In the case of any such adjustment, for tax purposes only (and not for the purpose of determining Members' Capital Accounts), items of taxable income, gain, loss, deductions and credits shall be allocated among the Members in accordance with the principles of §704(c) of the Code so as to take account of the variation between the basis of the Company's property and its fair market value as determined by the Members. The Members shall not be entitled to interest or distributions with respect to their Capital Accounts.

3.5   Profits and Losses.

(a)   Profits and Losses. Subject to the provisions set forth in Subsection (b), for each of the Company's fiscal years respectively, the Company's profits shall be shared and its losses shall be borne by the Members proportionately in accordance with their respective Ownership Percentages. The Company's "profits" and "losses" means the net amount of the Company's income and losses, respectively, as determined for federal income tax purposes.

(b)   Special Income Tax Provisions. In order to conform to the substantial economic effect rules of §704(b) of the Code and to implement the special allocations required by §704(c) of the Code, the requirements of a "qualified income offset" under Regulations §1.704-1(b)(2)(ii)(d), the provisions for a "minimum gain charge back" as that term is defined in Regulations §1.704-2(f) and the requirements of Regulations §1.704-1(b)(4)(iv), relating to allocations of losses attributable to nonrecourse debt, and all successor provisions of the Code and Regulations are expressly incorporated by reference herein.

3.6   Distributions. Except as expressly provided otherwise in this Agreement, the Members shall share in all distributions from the Company in accordance with their respective Ownership Percentages.

3.7   Compensation. Members who actively participate in the operation and conduct of the Company's business shall, in consideration of their respective services, receive such wages, salaries and/or bonuses and be eligible for and receive such paid time off, expense reimbursements, insurance coverages and other employee benefits as are determined and established by the Members from time to time. All such compensation paid and benefits provided shall be considered guaranteed payments or expenses in the determination of the Company's profits and losses and shall not be considered distributions under Section 3.6.

3.8   Loans or Services. Neither loans by any Member nor the rendition of services by any Member to the Company shall be considered contributions to the capital of the Company, unless otherwise agreed by the Members.

3.9   Books of Account. The Company shall maintain at its registered office or principal place of business accurate and true books of account kept in accordance with the accounting method determined by the Members, utilizing the calendar year as the fiscal year of the Company. The Members shall be entitled to access to the Company's books of account and annual financial statements of the Company.

3.10   Tax Returns. The Members shall arrange for the preparation of all tax returns required to be filed for the Company. Upon request, each Member shall be entitled to receive copies of all federal, state, and local income tax returns and information returns, if any, that the Company is required to file. All information needed by the Members and other Persons who were Members during the applicable taxable year for income tax purposes shall be prepared by the

Company's accountants and furnished to each such Person after the end of each taxable year of the Company. Each such Person shall report consistently with the partnership information returns of the Company, as filed.

3.11   Tax Withholding and Other Partner Tax Liabilities. Unless treated as a Tax Payment Loan, any amount paid by the Company for or with respect to any Member on account of any withholding tax or other tax payable with respect to such Member's share of income, profits, or distributions of the Company (or any adjustment thereto) pursuant to the Code (including, but not limited to §6225(a)(1) of the Code, as applicable for taxable years of the Company beginning after December 31, 2017), the Treasury Regulations, or any state or local statute, regulation, or ordinance requiring such payment (each a "**Member Tax Liability Act**") shall be treated as a distribution to the Member for all purposes of this Agreement. To the extent that the amount required to be remitted by the Company under a Member Tax Liability Act exceeds the amount then otherwise distributable to the Member, the excess shall constitute a loan from the Company to the member (a "**Tax Payment Loan**"). Each Tax Payment Loan shall be payable upon demand and shall bear interest, from the date that the Company makes the payment to the relevant taxing authority, at the underpayment rate established under § 6621(a)(2) of the Code, determined and compounded quarterly. So long as any Tax Payment Loan or the interest thereon remains unpaid, the Company shall make future distributions due to the Member under this Agreement by applying the amount of any such distribution first to the payment of any unpaid interest on all Tax Payment Loans of the Member and then to the repayment of the principal of all Tax Payment Loans of the Member. The Members shall take all actions necessary to enable the Company to comply with the provisions of any Member Tax Liability Act applicable to the Company and to carry out the provisions of this Section 3.11. Each Member's obligations under this Section 3.11 with respect to any taxable year in which the Member owns a Membership Interest shall survive any transfer of such Membership Interest by the Member, any liquidation of such Membership Interest, and any dissociation of the Member from the Company. In the event that a Membership Interest has been transferred, the Company may also choose to collect, in whole or in part, any amount owed under this Section 3.11 by the transferor (or other prior owner) of such Membership Interest by treating such amount as an amount distributed to the current holder of such Membership Interest.

3.12   Tax Distributions. With respect to any taxable year of the Company in which Members are allocated taxable income for federal income tax purposes (and for this purpose all items of income, gain, loss, or deduction required to be separately stated pursuant to §703 of the Code shall be included in the calculation of taxable income (other than the amount, if any, by which capital losses exceed capital gains), the Company shall distribute, to the extent funds are available to do so, to each Member, within ninety (90) days after the close of that taxable year (and, if practicable, at such times during the taxable year as are required to fund the payment of estimated taxes), no less than the amount determined by multiplying the Company's taxable income (computed as set forth in this sentence) allocated to such Member by the highest composite federal, state, and local income tax rate applicable to any Member (including, in the case of a Member that is a pass-through entity, any other Person taxable on Company income). For purposes of the preceding sentence, the Company's taxable income for a year shall be reduced by any net loss of the Company in prior years that has not previously been so taken into account under this Section 3.12. Nothing herein shall require the Company to borrow money or reduce its cash flow so as to restrict its ability to operate the day-to-day activities of the business in order to make such distributions. All distributions to a Member pursuant to this Section 3.12 shall be treated as advances of, and offset against, amounts otherwise distributable to the Member under this Agreement.

3.13   Partnership Representative. At such times as the Company is taxed as a partnership, the following provisions shall be applicable:

(a)   Appointment; Resignation. The Members hereby appoint Stephanie Painter as the "partnership representative" as provided in Code Section 6223(a) (the "**Partnership Representative**"). The Partnership Representative can be removed at any time by the vote of a Required Interest of the other Members. The Partnership Representative shall resign if it is no longer a Member. In the event of the resignation or removal of Partnership Representative, a Required Interest of the other Members shall select a replacement Partnership Representative. If the resignation or removal of the Partnership Representative occurs prior to the effectiveness of the resignation or removal under applicable Department of Treasury regulations or other administrative guidance, the Partnership Representative that has resigned or been removed shall not take any actions in its capacity as Partnership Representative except as directed by the other Members.

(b)   Tax Examinations and Audits. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by governmental authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Partnership Representative shall promptly notify the Members of the commencement of any tax audit of the Company, upon receipt of a tax assessment and upon the receipt of a notice of final partnership administrative adjustment or final partnership adjustment, and shall keep the other Members reasonably informed of the status of any tax audit or resulting administrative or judicial proceeding. Without the consent of Required Interest, the Partnership Representative shall not extend the statute of limitations, file a request for administrative adjustment, file suit relating to any Company tax refund or deficiency or enter into any settlement agreement relating to items of income, gain, loss or deduction of the Company with any governmental authority.

(c)   BBA Elections. To the extent permitted by applicable law and regulations, the Partnership Representative on behalf of the Company shall annually elect out of the Bipartisan Budget Act of 2015 (the "**BBA**") Procedures (the "**BBA Procedures**") pursuant to Code Section 6221(b). For any year in which applicable law and regulations do not permit the Company to elect out of the BBA Procedures, then within forty-five (45) days of any notice of final partnership adjustment, the Company shall elect the alternative procedure under Code Section 6226, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d)   Tax Returns and Tax Deficiencies. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign, or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member or former Member (including penalties, additions to tax or interest imposed with respect to such taxes, and any taxes imposed pursuant to Code Section 6226, as amended by the BBA) shall be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

(e) <u>Income Tax Elections</u>. Except as otherwise provided herein, the Partnership Representative shall have sole discretion to make any determination regarding income tax elections it deems advisable on behalf of the Company; provided that the Partnership Representative shall make an election under Code Section 754, if requested in writing by another Member.

3.14 <u>Survival</u>. The obligations of each Member or former Member under Section 3.13 shall survive the transfer or redemption by such Member of its membership interest, the termination of this Agreement, or the dissolution of the Company

ARTICLE IV
MANAGEMENT

4.1 <u>Management Authority and Voting Rights</u>. The Company shall not have managers. The authority and responsibility for all decisions with respect to management of the Company and its affairs shall be vested in the Members. Except as otherwise provided in this Agreement, all decisions of the Members shall be decided by majority vote of the Members. In all votes of the Members, each Member shall have one (1) vote for each one percent (1%) of his or her Ownership Percentage. Fractional votes shall be counted.

4.2 <u>Action by Unanimous Consent</u>. The following shall require the unanimous consent of the Members:

(a) Dissolution of the Company as set forth in Section 7.1;

(b) Amending this Agreement as set forth in Section 18.8;

(c) Taking any action in contravention of this Agreement or the Act;

(d) Sale of substantially all of the assets of the Company; or

(e) As otherwise set forth in this Agreement.

4.3 <u>Meetings</u>. Regular meetings of the Members may be held without notice at such time and at such place as shall from time to time be determined by the Members. Special meetings of the Members may be called by any Member on three (3) days' notice to the other Members. Any meeting of the Members shall not be organized for the transaction of business unless a quorum is present. The presence of Members entitled to cast at least a majority of the votes that all Members are entitled to cast on a particular matter to be acted upon at the meeting shall constitute a quorum for the purposes of consideration and action on that matter. Members may participate in, and hold a meeting by means of, conference telephone or similar communications equipment that permits all individuals participating in the meeting to hear each other, and such participation shall constitute attendance and presence in person at the meeting, except where a Member participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

4.4   Proxies. Every Member entitled to vote at a meeting of the Members or to express consent or dissent to action by the Company may authorize another person to act for the Member by proxy. Each proxy shall be executed in writing by the Member or by the duly authorized attorney-in-fact of the Member and filed with the Secretary of the Company. A proxy, unless coupled with an interest, shall be revocable at will, notwithstanding any other agreement or any provision in the proxy to the contrary, but the revocation of a proxy shall not be effective until written notice thereof has been given to the Secretary of the Company. A Member's vote or expression of consent or dissent by proxy shall constitute his presence at the meeting at which such vote or expression occurs for the purpose of determining a quorum for such meeting.

4.5   Action by Written Consent. Any action required or permitted to be taken at a meeting of the Members may be taken without a meeting upon the written consent of all Members who are entitled to vote thereon. The written consents (transmitted in the manner specified in Section 8.7) shall be filed with the Secretary of the Company.

4.6   Limitation of Personal Liability. To the fullest extent permitted by applicable law, no Member or officer of the Company shall be liable, by reason of being a Member or officer, under any order of court or in any other manner for any debt, obligation or liability of the Company of any kind or for the acts or omissions of any other Member or officer of the Company.

4.7   Indemnification of Members. The Company, its receiver or its trustee will indemnify, defend and hold each Member (and their respective heirs, personal representatives, and successors) harmless from and against any expense, loss, damage or liability incurred or connected with, or any claim, suit, demand, loss, judgment, liability, cost or expense (including reasonable attorney's fees) arising from or related to, the Company or any act or omission of the Member on behalf of the Company (exclusive of acts taken as an independent contractor for the Company), and amounts paid in settlement of any of the foregoing, provided that the same were not the result of fraud, gross negligence, or reckless or intentional misconduct on the part of the Member against whom a claim is asserted. The Company may advance to any Member (and their respective heirs, personal representatives, and successors) the costs of defending any claim, suit or action against such Person if the Person undertakes to repay the funds advanced, with interest, if the Person is not entitled to indemnification under this Section.

4.8   Conflicts of Interest. Subject to the other express provisions of this Agreement, each Member of the Company at any time and from time-to-time may engage in and possess interests in other business ventures of any and every type and description, independently or with others, with no obligation to offer to the Company or any Member the right to participate therein, so long as such other interests do not interfere with or detract from the diligent management and operation of the Company by the Member possessing such other interest. The Company may transact business with any Member or a party related thereto.

4.9   Devotion of Member. Each member shall devote sufficient time to the performance of the Member's duties to the Company to ensure that the member performs the duties competently. Each Member shall treat the Company as the Member's primary responsibility, and shall engage in no activity, business or otherwise, that detracts from or interferes with the loyal performance of the Member's duties to the Company.

ARTICLE V
MEMBERS' LIABILITY LIMITATION AND INDEMNIFICATION

5.1   Indemnification and Advancement of Expenses.

(a)   Indemnification. Except to the extent prohibited by applicable law, the Company shall indemnify every Member and officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, appeal or other proceeding of any nature, whether civil, criminal, administrative or investigative, whether formal or informal, and whether brought by or in the right of the Company, its Members or otherwise, by reason of the fact that such person is or was a Member or officer of the Company, against expenses (including attorney's fees), judgments, fines, damages, punitive damages, penalties, excise taxes assessed with respect to employee benefit plans and amounts paid in settlement in connection with such action, suit, appeal or other proceedings. Notwithstanding the foregoing, indemnification under this Section shall not be made in any case where the act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

(b)   Advancement of Expenses. Expenses, including attorney's fees, incurred by a Member or officer in defending a proceeding referred to in Subsection (a) above shall be paid by the Company in advance of the final disposition of such proceeding, provided that the Member or officer shall have executed and delivered to the Company a written agreement to repay the amounts so paid by the Company on his behalf if a court ultimately determines that he is not entitled to be indemnified with respect to such proceeding because his actions in question constituted willful misconduct or recklessness or because the Company is otherwise prohibited by law from indemnifying him.

(c)   Non-Exclusive Rights. The right of indemnification and the right of advancement of expenses provided in this Section 5.11 shall not be deemed exclusive of any rights, whether now existing or hereafter created, to which those seeking indemnification may be entitled under any agreement, vote of the Members or otherwise; shall be deemed to create contractual rights in favor of persons entitled to indemnification under this Section; shall continue as to persons who have ceased to be Members or officers and shall inure to the benefit of the heirs and legal representatives of persons entitled to indemnification. The rights provided in this Section may not be amended, modified or repealed so as to limit in any way the indemnification provided for herein with respect to any acts or omissions occurring prior to the effective date of any such amendment, modification or repeal.

ARTICLE VI
TRANSFERS OF MEMBERSHIP INTERESTS

6.1   Restriction on Dissociation and Transfers of Membership Interests. Except as otherwise expressly permitted under the provisions of this Agreement, a Member may not voluntarily withdraw or dissociate from the Company, nor shall any Member sell, assign, transfer, give, pledge, hypothecate, encumber, alienate or otherwise dispose of all or any portion of his Membership Interest or any Transferrable Interest or other interests or rights therein. Any purported transfer of any Membership Interest or interest therein by a Member other than in accordance with the provisions of this Agreement shall be void and shall not operate to transfer any interest or title to the purported transferee. The Company shall not cause or permit the transfer of any Membership Interests to be made on its register of Membership Interests outstanding, except in accordance with the terms of this Agreement.

6.2   Permitted Transfers of Membership Interests. Notwithstanding the provisions of Section 6.1 or any other provision of this Agreement, a Member may transfer all or a portion of his or her Membership Interest under the following circumstances, provided that in each case the transferee or transferees satisfy the conditions set forth in Section 6.12, upon the satisfaction of which each such transferee shall be admitted as a Member of the Company:

(a)   A Member may transfer all or a portion of his Membership Interest, inclusive of the Transferrable Interest and all other interests and rights therein, to another Member;

(b)   Subject to the purchase options set forth herein, a Member may transfer all or any portion of his Membership Interest, inclusive of the Transferrable Interest and all other interests and rights therein, to a Permitted Transferee during his lifetime and/or upon his death.

6.3   Option Events. Option Events. Under the terms and conditions contained herein, each Member's Membership Interest shall be subject to the purchase options set forth in Section 6.4 upon the occurrence of any of the following (an "**Option Event**") with respect to that Member:

(a)   A transfer of the Member's Membership Interest to a Permitted Transferee as set forth in Section 6.2(b);

(b)   An Involuntary Transfer of the Member's Membership Interest;

(c)   An Attachment with respect to the Member's Membership Interest;

(d)   A Bankruptcy with respect to the Member;

(e)   The death of the Member, unless by reason of his death, his Membership Interest is or will be transferred to another Member as provided in Section 6.2(a).

6.4   Purchase Options. Upon the occurrence of an Option Event, the Company and the Remaining Members shall have the following purchase options with respect to the Membership Interest of the Affected Member:

(a)   First, the Company shall have the option to purchase all or any portion of the Membership Interest, to be exercised within thirty (30) days after the occurrence of an Option Event.

(b)   Second, if the Company does not exercise its option to purchase all or any portion of the Membership Interest, each of the Remaining Members shall have the option to purchase his Proportionate Share of the unpurchased portion of the Membership Interest, to be exercised within ten (10) days after the expiration of the option period referred to in Subsection (a) above.

(c)   Third, if any of the Remaining Members do not exercise their purchase options, those of the Remaining Members who have exercised their purchase options shall have the option to purchase their Proportionate Share of the remaining portion of the unpurchased Membership Interest, to be exercised within ten (10) days after the expiration of the option period referred to in Subsection (b) above.

6.5   <u>Sale of Membership Interests</u>. Upon the death of a Member if the deceased Member's Membership Interest is not transferred to a Permitted Transferee who is admitted as a Member of the Company as provided in Section 6.2, the personal representative of the deceased Member shall be obligated to sell and the Company shall be obligated to purchase his Membership Interest under the terms and provisions contained in this Article VI.

6.6   <u>Exercise of Options</u>. The purchase options granted in Section 6.3 shall be exercised by delivery of written notice of the exercise, within the time periods specified therein, to the Affected Member and, if possible, his transferee, attaching creditor, trustee in bankruptcy, or personal representative. The purchase options are to purchase all of the Membership Interest subject thereto and the exercise of options to purchase less than all of such Membership Interest shall not be effective and shall be deemed a forfeiture of all of the options. Upon the exercise of the option or options, the Membership Interest subject to the options shall be purchased for the Purchase Price and upon the terms specified in this Article VI. If the purchase options provided hereunder are forfeited or not exercised in compliance with this Section, the Affected Member's transferee, attaching creditor, trustee in bankruptcy, personal representative and/or heirs shall have those rights, and only those rights of a transferee holding a Transferable Interest, as provided by the Act; excepting, however, that in the event the Affected Member's transferee is a Permitted Transferee, that Permitted Transferee shall have all rights attendant to the Membership Interest as set forth in Section 6.2(b).

6.7   <u>Purchase Price</u>. The purchase price for a Membership Interest purchased and sold as a result of a transfer to another Member or an Option Event (the "Purchase Price") shall be an amount equal to the Value of the Company (defined below) times the Ownership Percentage of the Affected Member. For purposes hereof, the "Value of the Company" shall be an amount determined by multiplying (i) two (2) times (i) the gross revenue of the Company for the last full fiscal year of the Company prior to the Option Event.

6.8   <u>Closing and Payment Terms</u>.

(a)   <u>Closing</u>. The closing on the purchase and sale of Membership Interests sold pursuant to the foregoing provisions of this Article VI (the "**Closing**") shall be held on or before thirty (30) days following the expiration of the last option period specified in Section 6.4.

(b)   Closing Deliveries. At the Closing the Purchaser shall deliver payment of the Purchase Price in accordance with the provisions of Subsection (c) below and the Seller shall execute and deliver all documents and instruments necessary to convey and warrant to the Purchaser good and marketable title to the Membership Interest transferred, free and clear of all liens, security interests, claims, rights or interests of others, except for those created under the terms of this Agreement. In the event of any discovered encumbrance on title or any breach of the foregoing warranty of title, the Purchaser may set-off against the Purchase Price due (whether at closing or under a Note delivered in payment thereof) all sums necessary to clear the title and any damages, costs and expenses suffered by the Purchaser as a result thereof.

(c)   Payment Terms. Payment of the Purchase Price shall be made in an amount equal to One Hundred Percent (100%) of the Purchase Price or, in the case of a purchase as the result of a Member's death, the amount of life insurance proceeds, if any, received or receivable by the Company or the Remaining Members as a result of the death (but not in excess of the Purchase Price), shall be paid in immediately available funds at the Closing

6.9   Right to Elect Dissolution. It is the intention and agreement of the Members that the occurrence of an Option Event shall not effect a dissolution of the Company. However, notwithstanding the foregoing provisions of this Article VI or any other provision of this Agreement, upon the occurrence of an Option Event, the Remaining Members may elect to dissolve the Company in lieu of the exercise of the Company's and their options, by written notice delivered to all Members within thirty (30) days after the occurrence of the Option Event. Upon receipt of such notice, the Members shall undertake the dissolution and winding up of the Company as soon as practical in accordance with the provisions of Article VII.

6.10   Requirements for New Members. In the event of a proposed transfer of all or any portion of a Member's Membership Interest to a Person eligible under the provisions of Section 6.2, the transfer shall be permitted and the transferee of the Membership Interest shall be admitted as a Member of the Company upon satisfaction of each of the following conditions:

(a)   The Company shall have received a favorable opinion of the Company's legal counsel to the effect that the transfer of the Membership Interest and the admission of the transferee(s) is exempt from registration under the Securities Act of 1933, as amended, the Pennsylvania Securities Act of 1972, as amended, and any other applicable state securities laws; provided, however, that the Members may waive the requirements of this Subsection (a) in such circumstances as they deem appropriate in their sole discretion.

(b)   The transfer shall be confirmed by presentation to the Company of evidence of the transfer, in form and substance satisfactory to counsel to the Company, and the Company shall be reimbursed by the transferee for all costs and expenses it reasonably incurs in connection with such transfer, including, without limitation, the cost of the legal opinion referred to in Subsection (a) above.

(c)   The transferee shall furnish the Company with the transferee's taxpayer identification numbers, sufficient information to determine the transferee'(s) initial tax basis in the Membership Interest transferred, and any other information reasonably necessary to permit the Company to file all required federal and state tax returns and other legally-required information statements or returns.

        (d)   The transferee shall execute and deliver counterparts of a Joinder.

ARTICLE VII
DISSOLUTION

        7.1   <u>Dissolution Events</u>. The Company shall dissolve, wind up its affairs, and distribute its assets pursuant to the Act upon the first to occur of any of the following (a "**Dissolution Event**"):

        (a)   The sale of all or substantially all of the Company's assets;

        (b)   The vote or election of the Members to dissolve the Company, including an election to dissolve the Company by the Remaining Members pursuant to Section 6.9; or

        (c)   The occurrence of any other event which makes it unlawful, impossible, or impractical to carry on the business of the Company.

        7.2   <u>Winding up and Distribution</u>. Upon the occurrence of a Dissolution Event, the Members shall cause the Company's assets to be liquidated as promptly as is consistent with obtaining the fair value thereof, otherwise wind up the Company's affairs and dissolve the Company in accordance with the Act, and cause the proceeds of the liquidation of its assets to be applied and distributed in the following order:

        (a)   First, to the payment and discharge of all of the Company's debts and liabilities to creditors other than the Members;

        (b)   Second, to the payment and discharge of all of the Company's debts and liabilities to Members; and

        (c)   The balance, if any, to the Members in accordance with their respective Ownership Percentages.

        7.3   <u>Negative Capital Account Balances</u>. If any Member has a deficit balance in his Capital Account (after giving effect to all contributions, distributions and allocations for all of the Company's fiscal years, including the fiscal year during which a liquidation occurs), the Member shall have no obligation to make any contribution to the capital of the Company with respect to such deficit, and the deficit shall not be considered a debt owed to the Company or to any other Member for any purpose whatsoever.

        7.4   <u>Deemed Distribution and Recontribution</u>. Notwithstanding any other provision of this Article VI, in the event the Company is liquidated within the meaning of Regulations §1.704-1(b)(2)(ii)(g) but no Dissolution Event has occurred, the Company's property shall not be liquidated, the Company's liabilities shall not be paid or discharged, and the Company's affairs shall not be wound up. Instead, solely for federal income tax purposes, the Company shall be deemed to have distributed the Company's property in kind to the Members, who shall be deemed to have assumed and taken subject to all Company liabilities, all in accordance with their respective positive capital account balances. Immediately thereafter, the Members shall be deemed to have recontributed the Company's property in kind to the Company, which shall be deemed to have assumed and taken the property subject to all such liabilities.

ARTICLE VIII
MISCELLANEOUS

8.1   Scope of Members' Authority. Except as otherwise expressly provided in this Agreement, no Member shall have any authority to bind or act for, or to assume or agree to, any obligation or responsibility on behalf of any other Member or the Company. This Agreement shall not be deemed to create any relationship between or among the Members and the Company concerning any activities other than those activities as are within the scope and business purposes of the Company as specified herein.

8.2   Transactions with Members. The Company shall have the power and authority to enter into contracts, agreements, leases, loans or other arrangements with the Members for the furnishing of funds, property or services to the Company, provided such contracts, agreements, leases, loans, or other arrangements have been disclosed to all Members and are on terms no less favorable to the Company than those which could be concluded with independent third parties.

8.3   Independent Activities. The Members shall be required to devote only such time to the affairs of the Company as may be sufficient to manage and operate the Company as set forth herein, and the Members shall be free to serve any other Person or enterprise in any capacity that they may deem appropriate in their discretion, so long as such other service does not interfere with or detract from the Members duties to the Company. Insofar as permitted by applicable law and their obligations and restrictions with respect to the Company, the Members may, notwithstanding this Agreement, engage in whatever activities they choose, without having or incurring any obligation to offer any interest in such activities to the Company or any Member. Neither this Agreement nor any activities undertaken pursuant hereto shall prevent any Member from engaging in such activities, or require any Member to permit the Company or any Member to participate in any such activities, and as a material part of the consideration for the execution of this Agreement by each Member, each Member hereby waives, relinquishes, and renounces any such right or claim of participation.

8.4   Severability. If any provision of this Agreement or the application thereof to any Person or circumstance shall to any extent be invalid or unenforceable, the remaining provisions of this Agreement or the application of such provision to Persons or circumstances other than those as to which it is invalid or unenforceable shall not be affected and each provision of this Agreement shall be valid and shall be enforceable to the extent permitted by law.

8.5   Merger and Integration. This Agreement contains the entire agreement of the parties with respect to the subject matter hereof and all prior agreements, understandings and representations, express or implied, oral or written, are superseded hereby. The express terms of this Agreement control and supersede any course of performance or conduct or usage of trade by and among the members inconsistent with any of the terms hereof.

8.6   <u>Legal Representation</u>. The parties to this Agreement represent, acknowledge and confirm the following:

(a)   Barley Snyder LLP ("**Barley Snyder**") represents the Company with respect to the preparation and consummation of this Agreement and may have previously performed and/or currently be performing legal services for and represented and/or represent one or more of the Members.

(b)   The Members have knowingly and voluntarily waived any conflict of interest in the representation of the Company and/or them by Barley Snyder with respect to the preparation and consummation of this Agreement.

(c)   The parties have been advised by Barley Snyder that Operating Agreements of this nature encompass and create legal and business relationships in which the interests of each party may be adverse to each other party and that each Member has the right to, and should obtain, independent counsel to review the effect and impact of this Agreement upon that Member.

(d)   If this Agreement is entered into by any Member without having sought the advice of independent counsel, the right to independent counsel is hereby knowingly and voluntarily waived by that Member.

8.7   <u>Notices</u>. Except as otherwise expressly provided herein, any notice, consent, exercise of an option, or communication required or permitted to be given by any provision of this Agreement shall be in writing and delivered in person or sent by United States registered mail, overnight courier, facsimile or electronic mail, addressed as follows, or to such other address as such person may from time to time specify by notice to the Members:

(a)   If to the Company, to the Company's registered office, facsimile number or email address and;

(b)   If to a Member, to such Member's last post office address, facsimile number or email address, as set forth on the books and records of the Company.

Any such notice shall be deemed to have been delivered, given and received for all purposes as of the date so sent.

8.8   <u>Amendment</u>. This Agreement may only be amended by a written instrument executed by all of the Members. Any such Amendment shall specify its effective date and the date of its adoption, and counterparts thereof shall be attached to all counterparts of this Agreement.

8.9   <u>Binding Effect and Rights of Third Parties</u>. This Agreement has been adopted to govern the operation of the Company, and shall be binding on and inure to the benefit of the Members and their respective heirs, personal representatives, successors, and assigns. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person, except a Person entitled to indemnification or advancement of expenses under Article V. Except and only to the extent provided by applicable law, no such creditor or other Person shall have any rights under this Agreement.

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8.10   <u>Execution in Counterparts</u>. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall together constitute one and the same instrument. If executed in multiple counterparts, this Agreement shall become binding when any counterpart or counterparts, individually or taken together, bear the signatures of all of the Members.

[Signature Page Follows]

8096110.1

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

DocuSigned by:

7D403849037F49A...

Stephanie Painter

DocuSigned by:

Hayley Painter

71CB721677C849B...

Hayley Painter

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EXHIBIT A

PAINTERLAND SISTERS LLC

<u>JOINDER TO OPERATING AGREEMENT</u>

Intending to be legally bound hereby, the undersigned, having been admitted as a Member of PAINTERLAND SISTERS LLC, a Pennsylvania limited liability company, hereby enters into and agrees to become bound by the terms of the Operating Agreement for PAINTERLAND SISTERS LLC dated as of _____, 20___, a copy of which is attached hereto.

Dated: _____   _____
                                                                (Name)

8096110.1